FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho announces revenues for first quarter Fiscal 2007: +9.0% organic growth; +5.8% overall growth after negative currency impact.

Item 1

Sodexho reports revenues for first quarter Fiscal 2007:

+9.0% organic growth

+5.8% overall growth after negative currency impact

  Strong level of activity across all geographies in Food and Facilities Management services: + 8.7%
  Continuing rapid growth in Service Vouchers and Cards: + 20.3%
  Currency impact: - 3.3%

Paris, January 10, 2007. SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX), the leading global provider of Food and Facilities Management services, today announced consolidated revenues for the first quarter Fiscal 2007, ended November 30, 2006.

Revenue by activity

In millions of euro (in IFRS)	Q1 Fiscal 2006	Q1 Fiscal 2007	Organic growth(1)	Currency impact(2)	Acquisitions	Total change
Food and Facilities Management Services:	3,277	3,455	8.7%	- 3.3%	-	5.4%
· North America	1,527	1,541	7.8%	- 6.3%	- 0.6%	0.9%
· Continental Europe	1,077	1,151	6.0%	-	0.9%	6.9%
· United Kingdom and Ireland	333	366	8.8%	1.0%		9.8%
· Rest of the World	340	397	22.0%	- 5.4%	-	16.6%
Service Vouchers and Cards	83	98	20.3%	- 3.8%	2.6%	19.1%
Elimination of intragroup revenues	-2	-2
TOTAL	3,358	3,551	9.0%	- 3.3%	0.1%	5.8%
(1)	Organic growth : increase in revenues at constant consolidation scope and exchange rates
(2)	The currency impact is - 3.3%, however, Sodexho subsidiaries’ income and expenses are expressed in the same currency ; hence, contrary to exporting companies, currency variations carry no operating risk.

Commenting on the first quarter revenues, Sodexho CEO Michel Landel said, “I am very satisfied with the level of growth in all of our activities for the beginning of the year. It is a result of the work of our teams throughout the world to improve client retention, increase sales on existing sites and sign new contracts. In this regard, the recent wins of the Facilities Management contract with KLM and the Foodservices concession at the Eiffel Tower illustrate the breadth and competitiveness of our offer. This performance gives us confidence in our medium term objective to achieve annual average organic revenue growth of 7%.”

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Press release

Organic Revenue Growth Analysis
(See table in Annex 2 and a selection of new clients in Annex 3)

Food and Facilities Management Services

-	North America: organic growth of 7.8% driven by continuing dynamism in Healthcare, Seniors and Education and by renewed activity in Business and Industry

-	Continental Europe: continuing momentum (+ 6.0%), in particular in Healthcare and Seniors

-	United Kingdom and Ireland: return to growth confirmed (+ 8.8%)

-	Rest of the World: sustained double digit growth across all geographies (+ 22.0%)

In North America, the growth in revenue in Business and Industry benefited from good comparable unit growth, continued demand for catering services and from a recovery in business development, including in Facilities Management.

With organic growth at +8.4%, the performance in Healthcare and Seniors continues to be particularly solid, boosted especially by:

-	the expansion of service offerings on existing sites

-	application of contractual indexation clauses

Three principal factors explain the 8.7% organic growth in Education:

-	Improved client retention in the prior fiscal year,

-	strong demand in Facilities Management, particularly for project work (for example, existing facilities renovations)

-	strong comparable unit sales, notably with an expanded food offering in schools.

In Continental Europe, client retention efforts during the previous year as well as strong comparable unit sales growth, drove an increase in revenue in Business and Industry.

In Healthcare and Seniors, the growth momentum was sustained as result of Sodexho’s broad Facilities Management offering and its successful commercial efforts.

Growth in Education can be attributed to improved client retention rates and ongoing selectivity in public markets.

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In the United Kingdom and Ireland, new contracts start-ups, notably in Defense, together with strong comparable unit sales growth and development in leisure-related activities, were the primary drivers in the 10% increase in Business and Industry.

In Healthcare and Seniors, the ramp up of Private Finance Initiative (« PFI ») contracts contributed to the 13.8% growth.

This substantial improvement in the first quarter confirms that the action plans implemented over the past three years are proving effective in bringing Sodexho’s subsidiary back to growth.

In the Rest of the World, organic growth in Food and Facilities Management services remained buoyant at 22%.

In Latin America, the Group holds a significant position in the mining sector thanks to the strength of its sales efforts.

The strength of raw materials prices continues to benefit activity levels in Remote Sites. This helped lead to new contract awards in the Middle East and Africa and higher demand in the construction of new camps.

In China and in India, Sodexho’s expansion continues at a rapid pace.

Service Vouchers and Cards

Organic growth: +20.3%

The issue volume totalled 1.9 billion euros, up 24.7% (at constant consolidation scope and exchange rates), fuelled, particularly, by activity in Latin America.

This strong progression can be primarily attributed to:

  solid growth in traditional services

  a successful campaign for year-end holiday season vouchers, and to a lesser extent, the increase in voucher face values in a number of countries.

Revenue organic growth is slightly below that of issue volume mainly because of the timing of several large orders at the very end of the quarter which remain to be reimbursed.

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Press release

❖	Conference call
SODEXHO ALLIANCE will hold a conference call today to discuss first quarter revenues for Fiscal 2007. The call will begin at 8:30 am (Paris time). The call-in access number is + 33 1 72 28 01 65.
The press release and the slideshow will be available on the internet by clicking on the link www.sodexhoalliance.com, under “the latest news” section, beginning at 7 am. To access the replay of the conference call, please dial + 33 1 72 28 01 49, code: 191186#.

❖	Financial communications calendar
❖	Annual Shareholders’ Meeting

Tuesday, January 30, 2007 at 4:30 pm (Paris time) at the Palais des Congrès (Porte Maillot in, Paris).

❖	First half revenues

Wednesday, April 4, 2007, conference call.

❖	First half Fiscal 2007 results

Thursday, April 26, 2007. A presentation for analysts and journalists will be held the same day.

The above dates are provided for information only and are subject to change.

❖	About SODEXHO ALLIANCE
SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 332,000 employees on 28,300 sites in 80 countries. For Fiscal 2006, which closed August 31, 2006, SODEXHO ALLIANCE had sales of 12.8 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 7.6 billion euro.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated' , 'project ' , 'plan' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Press contacts:

William Mengebier
Tel : + 33 (1) 30 85 74 18 - Fax : +33 (1) 30 85 50 10
E-mail : william.mengebier@sodexhoalliance.com

Nathalie Solimena
Tel : + 33 (1) 30 85 73 29 - Fax : +33 (1) 30 85 50 10
E-mail : nathalie.solimena@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda Tel : + 33 (1) 30 85 72 03 - Fax : +33 (1) 30 85 50 05 E-mail : jean-jacques.vironda@sodexhoalliance.com

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Annex 1

Comparison of Consolidated Revenues

	Fiscal 2006	Fiscal 2007	% Variation
FIRST QUARTER (Sept to Nov)			at current exchange rates	at constant exchange rates
Food and Facilities
Management services

- North America	1,527,658	1,541,151	0.9%	7.1%
- Continental Europe	1,076,643	1,151,281	6.9%	6.9%
- United Kingdom and Ireland	332,971	365,713	9.8%	8.8%
- Rest of World	340,191	396,810	16.6%	22.0%
. Service Vouchers and Cards	82,525	98,321	19.1%	22.9%
. Elimination of intragroup	- 1 758	- 1 765
Revenues
	3,358,230	3,551,511	5.8%	9.1%

Growth breakdown:

-	Organic growth 9.0%
-	Acquisitions (*) 0.1%
-	Currency effect - 3.3%

(*) net of divestitures

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Annex 2: Food and Facilities Management services revenue by segment

Consolidated Group

In millions of euro	3 months Fiscal 2006	3 months Fiscal 2007	Organic growth(1)
· Business & Industry	1,518	1,632	9.6%
· Healthcare	795	836	8.9%
· Education	964	987	7.2%
TOTAL	3,277	3,455	8.7%

North America

In millions of euro	3 months Fiscal 2006	3 months Fiscal 2007	Organic growth(1)
· Business & Industry	346	334	5.0%
· Healthcare	486	496	8.4%
· Education	695	711	8.7%
TOTAL	1,528	1,541	7.8%

Continental Europe

In millions of euro	3 months Fiscal 2006	3 months Fiscal 2007	Organic growth(1)
· Business & Industry	627	672	5.7%
· Healthcare	243	265	8.9%
· Education	207	214	3.4%
TOTAL	1,077	1,151	6.0%

United Kingdom and Ireland

In millions of euro	3 months Fiscal 2006	3 months Fiscal 2007	Organic growth(1)
· Business & Industry	238	264	10.0%
· Healthcare	52	59	13.8%
· Education	43	42	-4.2%
TOTAL	333	366	8.8%

(1) Organic growth: increase in revenues at constant consolidation scope and exchange rates.

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❖ Annex 3: Selection of new clients

Foodservices & Facilities Management

North America

Business & Industry
Alcatel, Canada, (2,000 employees, foodservices); General Electric Nuclear Energy, Wilmington, North Carolina, (1,970 employees, foodservices); USAA, multiple sites, (20,000 employees, foodservices)

Healthcare and Seniors
Pincecrest Community, Mount Morris, Illinois, (215 beds, foodservices); Sheppard Pratt Health System, Baltimore, Maryland (322 beds, foodservices); Miriam Hospital Providence, Rhode Island, (208 beds, foodservices); Landmark Medical Center, Woonsocket, Rhode Island, (255 beds, facilities management)

Education
Clayton University, Morrow, Georgia, (5,600 students, foodservices); State University of New York-Buffalo, New York, (27,000 students, facilities management); National Heritage Academy, Grand Rapids, Michigan, (52 schools, 26,000 students, foodservices and facilities management); Gary Community School Corporation, Gary, Indiana, (34 schools, 17,000 students, foodservice); Mariposa County USD, Mariposa, California, (14 schools, 2,600 students, foodservices); Lafayette Academy, New Orleans, Louisiana, (750 students, foodservices)

Continental Europe

Business & Industry
Alcatel Montaigne, France (2,000 employees, foodservices); IBM Brondby, Denmark (900 employees, foodservices); BPS Westpoint, Netherlands (600 employees, foodservices)

Healthcare and Seniors
Clinique Saint Jean Languedoc, France (300 beds, foodservices); Grand Hotel Philadelphia, Netherlands (100 people, foodservices)

Education
University of Milan, Italy (200 customers, foodservices); Lidingo Stad, Sweden (2,500 people, foodservices)

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UK & Ireland

Business & Industry
Royal Horticultural Society (Hampton Court Palace Flower Show), Hampton, (170,000 visitors, food services); ING Bank, London, (1,300 employees, facilities management); United Biscuits, head office in Hayes and 11 manufacturing sites, (7,500 employees, food services); GlaxoSmithKline, five R&D sites (laboratory services)

Rest of the World

Business & Industry
CMPC Celulosa, three sites, Chile (1,300 employees, foodservices and facilities management); Rio Tinto, Madagascar (750 employees, camp construction and camp management services); BP Shorebase Camp, Indonesia (150 employees, camp construction and maintenance services); Fluor O&M, Quatar (3,700 employees, camp operation and maintenance services); Unilever China Head Office, Shanghai, China (1,000 employees, foodservices); Tianjin Faw Toyota Motor, China (2,300 employees, foodservices); No 3 bund, Shanghai, China (700 employees, foodservices); Rittal Electro-Mechanical Technology, Shanghai, China (800 employees, foodservices)

Healthcare and Seniors
Hospital Sao Lutz, Brazil (250 beds, foodservices), Caritas Medical Centre, Hong Kong (1,000 beds, foodservices)

Service Vouchers and Cards

Central Europe:

Bulgaria: Bulyard (Food Pass, 1,300 beneficiaries); Danone (Food Pass, 400 beneficiairies); Piccadilly (Gift Pass, 1,600 beneficiaries); Hungary: MAV (Gift Pass, 3,000 beneficiaries); Poland: Kopalnia Wegla Kamiennego “Boleslaw Smialy” (Gift Pass, 1,460 beneficiaries), SAP (Education & Leisure Pass, 170 beneficiaries), Lidl (Gift Pass, 7,660 beneficiaries), Mittal Steel (Gift Pass, 800 beneficiaries); Romania: Centrul de transfuzie sanguina (Food Pass, 2,450 beneficiaries), Sind Romania (Food Pass, 1,475 beneficiaries), Slovakia: T-mobile (Holiday Pass, 1,200 beneficiaries), Yazaki (Gift Pass, 1,700 beneficiaries)

Western Europe:

Belgium: Kristelijke Medico-Sociale Institut (Meal Pass, 780 beneficiaries); France: Adecco (Gift Pass, 12,630 beneficiaries); Volvo Europa Truck (Sport et culture, 2,425 beneficiaries); KBC bank (Meal Pass, 2,000 beneficiaries); Italy: Ferrovie Nord (Meal Pass, 1,500 beneficiaries); LENORD (Meal Pass, 2,000 beneficiaries); Spain: Motor Press (Meal Pass, 375 beneficiaries) Turkey: Sosyal Yard mla ma ve Dayan ma Vakf (Assistance Pass, 1,760 beneficiaries)

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Latin America:

Argentina: Philip Morris (Meal Pass, 60 beneficiaries); Torneos y Competencias (Food Pass, 350 beneficiaries), Brazil: ADP (Food Pass, 780 beneficiaries), Banco de eventos (Meal Pass, 790 beneficiaries), Casa Bahia Comercial (Meal Pass, 1,770 beneficiaries), Instituto Paulo Freire (Food Pass, 3,970 beneficiaries), Colombia: Teledatos (Mobility Pass, 525 beneficiaries); Telmex (Motivation Pass, 50 beneficiaries), Mexico: Skyworks (Food Pass, 2,010 beneficiaries); Conagua (Mobility Pass, 165 beneficiaries); Peru: Caja Sur (Food Pass, 150 beneficiaries); Venezuela: M G H Proteccion Integral (Food Pass, 1,260 beneficiaries), Venevision (Food Pass, 1,700 beneficiaries), Orinoco Iron (Food Pass, 755 beneficiaries)

Asia:

India: Bhillai Steel Plant (Gift Pass, 37,450 beneficiaries), Ford (Gift Pass, 2,800 beneficiaries), JP Morgan Chase (Meal Pass, 1,950 beneficiaries); Indonesia: Honda (Gift Pass, 12,100 beneficiaries); Philippines: Accenture (Gift Pass, 5,000 beneficiaries), Siemens (Gift Pass, 300 beneficiaries)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: January 10, 2007	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer